K9 15

SECUR 06007057)MMISSION

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AB 3/31/06 *

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-48313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

PROCESSING SECTION 2006

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KAPLAN & CO. SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 E. Palmetto Park Road, Suite 450
(No. and Street)

Boca Raton	Florida	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jed Kaplan, CEO	(561) 613-4727
	(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jed Kaplan ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kaplan & Co. Securities, Inc. ______, as of December 31 ______, 20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

______

______

(Signature)

CEO

(Title)

(Notary Public)

NOTARY PUBLIC STATE OF FLORIDA
ERIC K. BLAU
MY COMMISSION # DD 441764
EXPIRES: July 9, 2009
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO STATEMENT OF FINANCIAL CONDITION	3 - 7

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Kaplan & Co. Securities, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Kaplan & Co. Securities, Inc. as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kaplan & Co. Securities, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
February 10, 2006

KAPLAN & CO. SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS		
RECEIVABLE FROM BROKERS (NOTES 2, 5 AND 7)	$	546,553
SECURITIES OWNED, AT MARKET (NOTES 5 AND 7)		81,927
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $82,338		67,840
OTHER ASSETS		10,000
	$	706,320
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities (Note 6)	$	337,001
Due to officer (Note 7)		56,088
Total liabilities		393,089
LEASE COMMITMENTS AND CONTINGENCIES (NOTES 3 AND 6)		
STOCKHOLDER'S EQUITY		313,231
	$	706,320

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Kaplan & Co. Securities, Inc. (the Company) is a broker-dealer specializing in collateralized mortgage obligations and equity securities. The Company acts in a principal capacity, buying and selling for its own account and trading with customers and other dealers, and in an agency capacity, buying and selling securities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Securities Transactions

Securities transactions and related commissions are reported on a trade date basis. Securities owned, including derivative instruments held for trading purposes (Note 5), are reported on a trade date basis, and are valued at quoted market or dealer quotes.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major improvements and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense in the period they are incurred.

Depreciation is computed on the straight-line method over seven years for furniture and fixtures and five years for equipment, the estimated useful lives of the assets.

Income Taxes

The Company, with the stockholder's consent, has elected to be treated as an S Corporation for federal and state income tax purposes. Under this election, no provision for income taxes is made since such taxes are the personal responsibility of the stockholder.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2. RECEIVABLE FROM BROKERS

The amount receivable from brokers is a combination of operating cash at the brokers, required deposits and the differential of amounts due to and from the Company on securities transactions. The Company maintains checking privileges at its broker, collateralized by securities held by the broker.

NOTE 3. LEASE COMMITMENTS

The Company is obligated under non-cancelable lease agreements for both its office facility in Boca Raton, Florida and for certain equipment.

Approximate net future minimum payments under the non-cancelable leases for the years subsequent to December 31, 2005, are as follows:

2006	$	34,000
2007		30,000
2008		8,000
	$	72,000

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2005, the Company's "Net Capital" was $211,380 which exceeded the requirements by $111,380. The ratio of "Aggregate Indebtedness" to "Net Capital" was 2.19 to 1 at December 31, 2005.

NOTE 5. RISK CONCENTRATIONS

Clearing and Depository Operations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is in St. Louis, Missouri. During the year ended December 31, 2005, the Company terminated its clearing agreement with a brokerage firm whose principal office is in New York City, however, it continues to maintain cash at this broker. At December 31, 2005, all securities owned and the amount receivable from brokers, as reflected in the accompanying statement of financial condition, are held by and due from these brokers.

Derivative Instruments

The following information is presented in compliance with Financial Accounting Standards Board Statement 133, "Accounting for Derivative Instruments and Hedging Activities", which requires disclosures with respect to the purpose of and risks associated with using derivatives.

The Company invests in fixed income-related derivative contracts, primarily collateralized mortgage obligations. In the normal course of business, the Company enters into derivative contracts for trading purposes. Typically, derivative contracts serve as components of the Company's investment strategies and are utilized primarily to structure the portfolio or individual investments to economically match the investment objectives of the Company.

These derivative instruments are traded on the inter-dealer market with other financial institutions of the highest rating. As such, the risk of counterparty non-performance is deemed to be insignificant.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 5. RISK CONCENTRATIONS (Continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 6. CONTINGENCIES

Class Actions

The Company is one of many defendants in class actions filed by individuals in various states. These individuals are claiming damages against many mutual fund companies and broker-dealers for the "late-trading" of mutual fund securities. The matters are in the pleading stage. Management believes that these actions against the Company are without merit and intends to vigorously defend itself. The outcome, as well as the extent of the Company's liability, if any, cannot be determined at this time.

NASD Arbitrations

The Company is a respondent in two different National Association of Securities Dealers Regulation, Inc. (NASD) arbitration matters. Both matters allege the Company acted improperly by selling collateralized mortgage obligations. In one matter, the claimant is seeking $70,000 in damages and in the other matter, the claimant has not specified damages. Management believes that these actions against the Company are without merit and intends to vigorously defend itself. The outcome, as well as the extent of the Company's liability, if any, cannot be determined at this time.

NOTE 6. CONTINGENCIES (Continued)

Settlements and Awards

The Company entered into four separate settlement and release agreements for matters that existed during 2005. At December 31, 2005, $45,000 of the settlements and awards are unpaid and are included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

Other Matter

The Company and its sole stockholder are respondents in an administrative proceeding conducted by the United States Securities and Exchange Commission (SEC). The Company and its sole stockholder have proposed an offer of settlement to staff of the SEC. As of February 10, 2006, the staff of the SEC has advised the respondents that it will recommend to the SEC an acceptance of the proposed offer of settlement. The terms of the offer, amongst other things, would require the sole stockholder and the Company, without admitting or denying the findings of the staff, to jointly and severally pay restitution of $50,000 to settle the action against the sole stockholder and the Company, and fine the sole stockholder and the Company an additional $50,000 each. Other proposed remedial actions would require the Company to engage an independent compliance consultant to review and evaluate the effectiveness of the Company's supervisory and compliance systems and issue a report stating his findings to the SEC and would suspend the sole stockholder from association in a supervisory capacity with any broker, dealer or investment advisor for a period of nine months.

The Company has included $100,000 in accounts payable and accrued liabilities in the accompanying statement of financial condition related to this proposed offer of settlement. As of February 10, 2006, the offer of settlement has not been accepted by the SEC. Management intends to continue cooperating fully with the SEC's investigation. If the offer of settlement is accepted by the SEC, management believes it will not have a material adverse effect on the Company.

NOTE 7. DUE TO OFFICER

The Company has received funds from an officer. The funds received are segregated in an account at the Company's clearing and depository broker. The officer purchases and sells securities in this account, with the net profits or losses, net of transaction costs, due to the officer. At December 31, 2005, the amount due to the officer is $56,088 and is due upon demand. In addition, at December 31, 2005, $14,309 of securities owned, at market and $41,779 of receivable from brokers represent the assets in the segregated account.